Exhibit B

September 3, 2024

Special Committee of the Board of Directors of Nordstrom, Inc.

c/o Morgan Stanley & Co. LLC & Centerview Partners LLC

1617 Sixth Avenue

Seattle, Washington 98101

Attention: Carmen Molinos & Tony Kim

Ladies & Gentlemen:

We write in response to your letter, dated June 19, 2024, with respect to your invitation to submit this written proposal (the “Proposal”) for a potential acquisition (the “Proposed Transaction”) of Nordstrom, Inc. (the “Company”).

As you know, Erik and Peter Nordstrom have been exploring the possibility of making a proposal to acquire the Company in a going private transaction. On August 31, 2024, they requested that the Board of Directors of the Company (the “Board”) grant them permission to form a group comprising (i) certain other members of the Nordstrom family, including various family-affiliated trusts and the estate of Bruce Nordstrom (the “Family Group”), and (ii) El Puerto de Liverpool, S.A.B. de C.V. (“Liverpool,” together with the Family Group, the “Buyer Group”). Prior to the delivery of this letter, on September 3, 2024, the Board of Directors authorized the formation of the Buyer Group. The members of the Buyer Group beneficially own approximately 43% of the outstanding shares of the Company’s common stock, based on the aggregate number of shares of the Company’s common stock reported on the Company’s most recently filed quarterly report on Form 10-Q.

On behalf of the Buyer Group, we are pleased to submit our proposal (this “Proposal”) to acquire 100% of the outstanding shares of common stock of the Company (other than the Rollover Shares (as defined below)) at a cash purchase price of $23.00 per share (the “Offer Price”), on the terms set forth in this letter.

1.

Valuation and Assumptions: This purchase price provides a significant premium to the unaffected price of the Company’s shares in a transaction with a high degree of certainty to close. Our price represents:

•

a 34.8% premium over the unaffected price of $17.06 per share on March 18, 2024, the closing price on the day before news reports were first published disclosing discussions between the Company and Erik and Peter Nordstrom regarding the Proposed Transaction; and

•	an 11.0% premium over the $20.71 average twelve month consensus share price targets for 14 analysts who regularly cover the Company’s share performance.

Exhibit B

Our Proposal implies an equity value for the Company of $3.764 billion, and assumes the following:

•	an aggregate of $2.615 billion of indebtedness outstanding as of the consummation of the Proposed Transaction, all of which would remain outstanding thereafter;

•	an aggregate of approximately 163,648,780 shares of common stock of the Company outstanding immediately prior to the completion of the Proposed Transaction; and

•

that promptly following the closing of the Proposed Transaction, the Company will fund the currently underfunded amount under the Company’s Supplemental Executive Retirement Plan (“SERP”), with the exception of the amounts required to be funded on behalf of Erik Nordstrom, Peter Nordstrom and Jamie Nordstrom, who are willing to waive the funding requirement for their SERP benefits.

2.

Identity of Purchaser: The purchaser is expected to be a newly-formed Delaware entity (“Parent”) that will be jointly owned by: (a) an entity formed by the Family Group (such entity, the “Family Investor”), and (b) Liverpool (collectively with the Family Investor, the “Investors”). It is expected that immediately following the completion of the Proposed Transaction, Parent would be owned approximately 50.1% by the Family Investor and 49.9% by Liverpool.

Liverpool is a leading Mexican omnichannel retail group with significant resources and access to capital to facilitate a transaction. Founded more than 175 years ago, Liverpool operates 312 stores across its various retail banners in 87 cities in Mexico and is Mexico’s third largest credit card issuer with more than 7.2 million active accounts. Liverpool is a public company, listed on the Mexican Stock Exchange since 1964 and has a market capitalization of ~$8.6 billion, yearly revenues of ~$10.5 billion for 2023 and cash and cash equivalents of ~$1.2 billion as of June 30, 2024. Liverpool has a corporate debt rating of BBB by Standard & Poor’s and BBB+ by Fitch.

3.

Structure Considerations: The Proposed Transaction would be effected via a merger of a newly-formed, wholly-owned corporate subsidiary of Parent with and into the Company (the “Merger”), with the Company being the surviving corporation of the Merger. Each outstanding share of common stock of the Company outstanding as of the effective time of the Merger (other than dissenting shares, shares held in treasury of the Company and the Rollover Shares), would be converted into the right to receive the Offer Price.

4.	Sources of Financing: The Proposed Transaction would be funded as follows:

•

Immediately prior to the effective time of the Merger, pursuant to rollover agreements entered into in connection with the execution of definitive documentation for the Proposed Transaction: (a) the Family Group would contribute to the Family Investor an aggregate of approximately 49.6 million shares of common stock of the Company in exchange for newly-issued equity interests in the Family Investor, having an implied value of approximately $1.14 billion based on the Offer Price, and, in turn, the Family Investor would contribute those shares, and (b) Liverpool would contribute an aggregate of 15,755,000 shares of common stock of the Company, having an aggregate implied value of $362 million based on the Offer Price (the shares of common stock of the Company referenced in clauses (a) and (b), collectively, the “Rollover Shares”), in each case, to Parent in exchange for newly-issued common equity interests in Parent.

Exhibit B

•

In addition to the Rollover Shares contributed to Parent by the Investors, (a) the Family Investor would commit to provide an additional $454 million to Parent in exchange for newly-issued common interests in Parent, and (b) Liverpool would commit to provide an additional approximate $1.23 billion to Parent in exchange for newly-issued common interests in Parent, in each of cases (a) and (b) pursuant to equity commitment letters to be executed in connection with entrance of Parent into definitive documentation providing for the Proposed Transaction.

•

We also expect to obtain incremental bank financing of $250 million at the Company. We have received preliminary proposals from two existing lenders to the Company, and with the Company’s continued cooperation, are highly confident in our ability to arrange this incremental financing and secure financing commitment letters.

A sources and uses table for the Proposed Transaction is set forth below:

Sources ($ in millions)		Uses ($ in millions)
Company Cash on Balance Sheet	$620	Company Equity Value	$3,764
Company Existing Debt	2,615	Existing Debt	2,615
New Transaction Debt	250	SERP Funding	140
Family Investor Equity Roll	1,141	Preliminary Transaction Fees	50
Family New Equity	454	Minimum Cash Balance at the Company	100

Liverpool Equity Roll	362
Liverpool New Equity	1,226

Total Sources	$6,669	Total Uses	$6,669

5.

Due Diligence Requirements: The Buyer Group has completed the necessary due diligence to allow it to make this Proposal, including (a) business and industry due diligence and (b) preliminary financial and accounting due diligence. The Buyer Group would expect to complete limited, confirmatory due diligence on an expedited basis.

6.

Approvals and Timing: We are prepared to negotiate and execute definitive documentation on an expedited basis and complete the Proposed Transaction as promptly as practicable. We would expect that the limited, confirmatory due diligence described above would be completed in parallel with the negotiation of definitive documentation for the Proposed Transaction. We welcome further discussions with the Special Committee around how we would propose to enter into definitive documentation for the Proposed Transaction as expeditiously as possible.

Exhibit B

While the Family Group and Liverpool have all approved the making of this Proposal, execution of definitive documentation with respect to the Proposed Transaction would be subject to, among other things, final approval of the board of directors of Liverpool.

Our Proposal requires that it be approved not only by the Special Committee and the Board, and meet the two-third (2/3) shareholder vote requirement (including the shares held by the Buyer Group) under Washington State law, but also by a non-waivable majority of the outstanding shares of the Company other than shares owned by the Buyer Group. We also reiterate that in our capacity as shareholders of the Company, members of the Buyer Group will engage in good faith discussions with other potential buyers of the Company who submit a competing proposal, should one present itself, but, presently, we have no interest in a disposition or sale of our collective holdings in the Company, other than as contemplated by this Proposal. In our capacity as shareholders, we currently have no intention to vote in favor of any alternative or competing sale, merger or similar transaction involving the Company.

7.

Required Legal Disclosure: In accordance with our legal obligations, each of Liverpool and the Family Group will promptly file a Schedule 13D, including a copy of this letter. In addition, Liverpool will promptly file a notice of material corporate event (evento relevante) as required pursuant to the Mexican Securities Market Law (Ley del Mercado de Valores).

8.

Contacts: Each of the Family Group and Liverpool has retained financial and legal advisors in connection with the making of this Proposal and the Proposed Transaction as set forth below. We would welcome the earliest opportunity to meet with the Special Committee and/or its advisors to discuss the details of our Proposal.

	Family Group	Liverpool
Financial Advisors/Contact	Perry Hall Managing Director Moelis 399 Park Avenue, 5th Floor New York, New York 10022

Jonathan Dunlop

Managing Director

J.P. Morgan

2029 Century Park East, 38th Floor

Los Angeles, California 90067

Nik Johnston

Managing Director

J.P. Morgan

383 Madison Avenue, 34th Floor

New York, New York 10179

Legal Advisors/Contact	Keith Trammell Michael Gilligan Wilmer Cutler Pickering Hale & Dorr LLP 7 World Trade Center 250 Greenwich Street New York, NY 10007	Ben P. Schaye Juan F. Mendez Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017

Exhibit B

Other Considerations

This letter is not legally binding and does not create any obligation of any kind on any Investor or any of their respective affiliates, but is intended only to constitute an expression of our strong interest in exploring the Potential Transaction. No obligation of any kind on our part will be created unless and until definitive documentation with respect to a transaction is duly executed and delivered, and then only to the extent set forth therein. This letter, any information obtained in discussions or negotiations, and our interest in any Potential Transaction should be kept confidential by the Company and its affiliates and its and their respective representatives and advisors.

[Signature page follows]

Exhibit B

Very truly yours,

On behalf of the Family Group	On behalf of Liverpool

EL PUERTO DE LIVERPOOL, S.A.B. DE C.V.

/s/ Erik Nordstrom	By:	/s/ Graciano Guichard
Erik Nordstrom	Name:	Graciano Guichard
	Title:	Chairman of the Board

/s/ Peter Nordstrom	By:	/s/ Enrique Güijosa
Peter Nordstrom	Name:	Enrique Güijosa
	Title:	Chief Executive Officer

/s/ Jamie Nordstrom
Jamie Nordstrom